Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 24-10

Silver North Announces Closing of Second Tranche of Private Placement

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, June 28, 2024 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to announce that it has closed the second tranche (the “Second Tranche”) of its non-brokered private placement (the “Offering”) for gross proceeds of $175,880. Further to the Company’s news release dated June 21, 2024, the Company has raised aggregate gross proceeds of $738,380 in the Offering.

In connection with the closing of the Second Tranche the Company issued 1,099,250 non-flow-through units of the Company (the “NFT Units”) at a price of $0.16 per NFT Unit for gross proceeds of $175,880. Each NFT Unit is comprised of one common share in the capital of the Company (a “Share”) and one common share purchase warrant (a “Warrant”) of the Company. Each Warrant entitles the holder thereof to purchase one Share (a “Warrant Share”) until June 28, 2028 at an exercise price of $0.35 per Warrant Share.

“Management would like to thank those who participated in this financing as we continue to push to make new silver discoveries,” stated Mark T. Brown, Executive Chairman of Silver North. “With this continued support we can continue to add value drilling new high grade silver targets and advancing existing discoveries such as West Fault, at our Haldane Silver Project, Keno District, Yukon.”

The Company intends to use the proceeds from the Second Tranche for general corporate and working capital purposes.

In connection with the closing of the Second Tranche the Company issued 10,500 finder’s warrants (the “Finder’s Warrants”) and paid a cash commission of $1,680 to Haywood Securities Inc. Each Finder’s Warrant entitles the holder thereof to purchase one Share (a “Finder’s Warrant Share”) at a price of $0.16 per Finder’s Warrant Share until June 28, 2025. The Finder’s Warrants issued in connection with the Second Tranche are subject to a statutory hold period and may not be traded until October 29, 2024, except as permitted by applicable securities legislation.

Jason Weber, CEO, President and a director of the Company and Pacific Opportunity Capital Ltd., a company controlled by Mark Brown, a director of the Company (collectively, the “Interested Parties”), purchased or acquired direction or control over a total of 231,250 NFT Units as part of the Second Tranche. The placement to the Interested Parties constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Notwithstanding the foregoing, the directors of the Company have determined that the Interested Parties’ participation in the Offering will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 in reliance on the exemptions set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company did not file a material change report 21 days prior to the closing of the Second Tranche of the Offering as the details of the participation of Interested Parties had not been confirmed at that time.

The Company anticipates closing a third tranche of the Offering shortly, subject to customary closing conditions, including the approval of the TSX Venture Exchange (“TSXV”). The Company anticipates that the securities issued in subsequent tranches will be NFT Units.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”), the NFT Units and the charity flow-through units (“CFT Units” and together with the NFT Units, the “Offered Securities”) are offered for sale to purchasers resident in Canada and/or other qualifying jurisdictions pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 (the “Listed Issuer Financing Exemption”). Because the Offering is being completed pursuant to the Listed Issuer Financing Exemption, the securities issuable from the sale of Offered Securities to Canadian resident subscribers in the Offering will not be subject to a hold period pursuant to applicable Canadian securities laws. There is an offering document related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.silvernorthres.com. Prospective investors should read this offering document before making an investment decision.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, as amended, or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim silver project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

X: https://x.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.